SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                      ROCKEFELLER CENTER PROPERTIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  773102 10 8
                                (CUSIP Number)

                                 Andrew Nathan
                        Tishman Speyer Properties, L.P.
                              520 Madison Avenue
                           New York, New York 10022
                                (212) 715-0375
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  October 16, 1995
            (Date of Event which Requires Filing of this Statement)


    If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].


               Tishman Speyer Properties, L.P. ("Tishman Speyer"), Rockprop, L.L.C. ("Rockprop"), David Rockefeller (together with his designated affiliates, "Rockefeller"), Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") and EXOR GROUP Societe Anonyme (together with its designated affiliates, "EXOR")(collectively, the "Reporting Persons"), hereby amend the report on
Schedule 13D, dated October 18, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 4.        Purpose of the Transaction.

               Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 4 immediately after numbered paragraph 3 appearing therein:

               4. On October 16, 1995, the Whitehall Investors, Tishman Speyer, Rockefeller, EXOR and Troutlet executed a letter agreement in which they agreed that the Merger Proposal will remain open until the close of business on Monday, October 23, 1995. A copy of the letter agreement is attached hereto as
               Exhibit 17 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph as a new lettered paragraph (a) immediately after the second paragraph appearing therein:

               (a) On October 16, 1995, the Whitehall Investors, Tishman Speyer, Rockefeller, EXOR and Troutlet executed a letter agreement in which they agreed that the Merger Proposal will remain open until the close of business on Monday, October 23, 1995. A copy of the letter agreement is attached hereto as Exhibit 17 and is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

Exhibit No.                Exhibit                                   Page
___________                _______                                   ____

      17                   Letter Agreement, dated                    --
                           October 16, 1995, by and
                           among Whitehall Street Real
                           Estate Limited Partnership
                           V, Goldman, Sachs & Co.,
                           Goldman Sachs Mortgage
                           Company, Tishman Speyer
                           Properties, L.P., David
                           Rockefeller, EXOR GROUP
                           S.A. and Troutlet
                           Investments Corporation



                                   SIGNATURE


               After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1995


                           Tishman Speyer Properties, L.P.

                           By:  Tishman Speyer Properties, Inc.,
                                  General Partner


                                 By:  /s/  Jerry I. Speyer
                                      ______________________________
                                      Jerry I. Speyer, President




                           Rockprop, L.L.C.

                           By:   Tishman Speyer Crown Equities
                           Its:  Managing Member


                                 By:   Tishman Speyer Associates
                                         Limited Partnership,
                                         General Partner


                                        By:  /s/  Jerry I. Speyer
                                             _______________________
                                             Jerry I. Speyer/
                                             Robert V. Tishman,
                                             General Partner


                                 By:   TSE Limited Partnership,
                                         General Partner


                                       By:   /s/  Charles H. Goodman
                                             _________________________
                                             Charles H. Goodman,
                                             General Partner



                           David Rockefeller


                                 By:   /s/  Peter W. Herman
                                       ______________________________
                                       Peter W. Herman
                                       Attorney-in-Fact




                           Troutlet Investments Corporation


                                 By:   /s/  Squire N. Bozorth
                                       ______________________________
                                       Squire N. Bozorth
                                       Attorney-in-Fact



                           EXOR GROUP Societe Anonyme


                                 By:   /s/  Ernest Rubenstein
                                       ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           Istituto Finanziario Industriale S.p.A.


                                 By:   /s/  Ernest Rubenstein
                                       ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           Giovanni Agnelli & C. S.a.a.


                                 By:   /s/  Ernest Rubenstein
                                       ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           /s/  Ernest Rubenstein
                           _____________________________
                           Giovanni Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/  Ernest Rubenstein
                           ______________________________
                           Umberto Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/  Ernest Rubenstein
                           ______________________________
                           Gianluigi Gabetti, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/  Ernest Rubenstein
                           ______________________________
                           Cesare Romiti, by Ernest
                           Rubenstein, Attorney-in-Fact